

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 17, 2017

Via E-mail
Paul Seavey
Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

>   **Re: Equity LifeStyle Properties, Inc.**
>   **Form 10-K**
>   **Filed February 22, 2017**
>   **Form 10-Q**
>   **Filed May 3, 2017**
>   **Form 8-K**
>   **Filed January 24, 2017**
>   **File No. 001-11718**

Dear Mr. Seavey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities